Sub-Item 77Q1
New Policies with Respect to Securities Investment

On page 15 of the Prospectus, in the section captioned "Brown Advisory Small-Cap Growth Fund - Principal Investment Strategies," the first two paragraphs are replaced with the following:

"The Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in the common stock of small domestic companies ("80% Policy").
The Fund seeks to invest  primarily in small-cap  companies  with well above
average growth   prospects.   Small   companies   are  those   companies
whose market capitalizations are equal to or less than $5 billion at the time of their purchase ("Market Capitalization Range").

If 80% of the Fund's net assets (including borrowings for investments) is not invested in small, domestic companies due to, among other things, changes in the market capitalizations of those companies in the Fund's portfolio, the Fund will limit new investments to domestic companies within the Market Capitalization Range. The Fund must provide shareholders with 60 days' prior written notice if it changes its 80% Policy."